Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2022

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents as of June 30, 2022 together with the net proceeds from our initial public offering, or the IPO, which was completed on February 4, 2022, will be sufficient to fund our operations through the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws; and

●	the impact of COVID-19 and resulting government actions on us, our manufacturers, suppliers, and facilities.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2021, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Maris-tech”, “Maris”, the “Company”, “we”, “us” or “our” are to Maris-tech Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2022 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2021 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a provider of remote video, audio, telemetry acquisition, distribution and sharing solutions and products, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems, which are offered as products and solutions for the professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, homeland security, or HLS, intelligence gathering, autonomous vehicle and space markets.

On July 25, 2022, we announced the launch of our flagship product – the Jupiter-AI, a high-end multiple-stream video platform with edge artificial intelligence acceleration. We believe that the Jupiter-AI may have a significant positive influence on our future business and revenues.

Comparison of the period Ended June 30, 2022 and 2021

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Period Ended June 30,
U.S. dollars	2022	2021
Revenues	$967,925	$1,329,525
Cost of revenues	$651,149	$646,270
Gross profit	$316,776	$683,255
Research and development expenses	$650,404	$402,351
Sales and marketing	$454,208	$100,511
General and administrative	$1,502,406	$249,931
Loss from Operations	$(2,290,242)	$(69,538)
Financial income (expenses), net	$16,542	$(3,640)
Net Loss	$(2,273,700)	$(73,178)

Revenues

Our revenues for the period ended June 30, 2022 were $967,925, representing a decrease of $361,600, or 27%, compared to $1,329,525 for the period ended June 30, 2021. The decrease is due to orders with a later fulfillment date for which revenue has not been recognized. As of August 22, 2022, our backlog was approximately $1.55 million, of which most of the orders are expected to be delivered and be recognized as revenues by the end of fiscal year 2022 and the rest during fiscal year 2023.

Cost of Revenues

Our cost of revenues for the period ended June 30, 2022 was $651,149 representing an increase of $4,879 or 1%, compared to $646,270 for the period ended June 30, 2021. The increase was primarily due to increase in prototypes production cost.

Gross Profit

Our gross profit for the period ended June 30, 2022 was $316,776 representing a decrease of $366,479, or 53%, compared to $683,255 for the period ended June 30, 2021. The decrease was primarily due to the decrease in revenue and the direct effect of such decrease on our gross margin. According to our backlog and management estimations, we believe that our gross margin will increase substantially in the end of fiscal year 2022.

Research and Development Expenses

Our research and development expenses for the period ended June 30, 2022 were $650,404, representing an increase of $248,053, or 62%, compared to $402,351 for the period ended June 30, 2021. The increase was primarily due to an increase in salary expenses.

Sales and Marketing Expenses

Our sales and marketing expenses totaled $454,208 for the period June 30, 2022, an increase of $353,697, or 352% compared to $100,511 for the period ended June 30, 2021. The increase is mainly attributable to expenses related to the recruitment of senior key personnel in the United States and Israel, participation in exhibitions and other marketing-related expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $1,502,406 for the period ended June 30, 2022, an increase of $1,252,475, compared to $249,931 for the period ended June 30, 2021. The increase is mainly attributable to the increase in expenses related to the recruitment of senior key personnel and professional services expenses in connection with the IPO.

Financial income (expenses), net

Financial income (expenses), net consist of bank fees and other transactional costs, interest income and expenses, exchange rate differences and the revaluation of outstanding warrants to purchase ordinary shares, no par value, or Ordinary Shares.

We recognized net financial income of $16,542 for the period ended June 30, 2022, compared to net financial expenses of $3,640 for the period ended June 30, 2021. The change was primarily attributable to exchange rate differences and deposits interest income.

Impact of COVID-19

Since the outbreak of the COVID-19 pandemic, We have followed guidance issued by the U.S. and Israeli governments and the other local governments in territories in which we operate to protect our employees. As such, we have implemented work from home where possible, minimized face-to-face meetings and utilized video conference as much as possible and adhered to social distancing rules at our facilities while eliminating of all international travel, which required us to use local representatives to handle presentations and demonstrations for oversees customers.

In addition, and most importantly, the electronics components shortage crisis, a unique result of the COVID-19 pandemic which affected our market segment, has increased the lead time to obtain and the purchase prices of the component parts required for certain of our products, which has also negatively impacted the delivery time of our products to customers and our revenues and profitability. As long as the COVID-19 pandemic continues, the components’ lead time may be longer than normal and shortage in components may continue or get worse. Therefore, the Company maintains a comprehensive network of world-wide suppliers. In order to mitigate such risks, in cases where certain components are purchased from single source manufacturers, the Company has adjusted and modified it designs based on different components from different suppliers, to allow for more versatility and flexibility. Our financial condition and results of operations were not negatively impacted by the COVID-19 pandemic in the period ended June 30, 2022.

We cannot predict the other future potential impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof return. Additional waves of infections, a continuation of the current environment, or any further adverse impacts caused by the COVID-19 pandemic could further impact employment rates and the economy, affecting our consumer base and divert consumers’ discretionary income to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions.

Liquidity and Capital Resources

Overview

We have experienced net losses and negative cash flows from operations since our inception and we relied on our ability to fund our operations primarily through proceeds from sales of Ordinary Shares and warrants, loans from banks and long-term loans from shareholders.

As of June 30, 2022 and December 31, 2021, we had working capital of $12 million and a working capital deficit of $1 million, respectively, and an accumulated deficit of $6.8 million and $4.5 million, respectively, and negative cash flow from operating activity of $2.9 million and $0.8 million for the six months ended June 30, 2022 and 2021, respectively. We anticipate such losses will continue until our products reach commercial profitability.

On March 24, 2021, we entered into a share purchase agreement, which was amended and restated on April 27, 2021 and August 4, 2021, as amended and restated, the March 2021 SPA, pursuant to which we issued an aggregate of 489,812 preferred shares, no par value, or Preferred Shares, to certain investors, or the March 2021 Investors, in a private placement, or the March 2021 Private Placement, for aggregate gross proceeds of $1.5 million. These Preferred Shares were converted into an equal number of Ordinary Shares in connection with the closing of the IPO. The March 2021 Investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

On February 4, 2022, we issued and sold in connection with the closing of the IPO (i) 3,690,477 units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, and (ii) 10,000 pre-funded units, each consisting of one pre-funded warrants to purchase one Ordinary Share and one warrant. The units were sold at an IPO price of $4.20 per unit and the pre-funded units were sold at an IPO price of $4.199 per pre-funded unit. The warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the pre-funded warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 pre-funded warrants at a price of $4.198 per pre-funded warrant and 543,571 warrants at a price of $0.001 per warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 pre-funded warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and pre-funded warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 Warrants and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022.

During February and May 2022, we repaid our liabilities to banks and Yaad Consulting and Management Services (1995) Ltd., one of our minority shareholders, in the total amount of approximately $1.4 million and the personal guarantees securing certain of those loans were released. In addition, all the collateral we provided to the banks were also released.

As of June 30, 2022, we had $11,387,228 in cash and cash equivalents and short-term deposits.

Our backlog as of August 22, 2022 was approximately $1,557,000, of which most of it expected to be delivered and be recognized as revenues by the end of 2022 and the rest during 2023. Since January 1, 2022, our backlog increased significantly compared to previous years. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Our order backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, also referred to as “triple A customers”, customers with which we have had long-standing relationships and governmental agencies. The increase in backlog orders and sales is a result of the Company’s products reaching maturity and validation among our customers. Our management estimates that such sales will continue in the coming year. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Risk Factors in our Annual Report — Risks Related to Our Business, Industry, Operations and Financial Condition — Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” in our Annual Report for further information).

Therefore, based on management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months. Accordingly, our unaudited consolidated financial statements for the six months ended June 30, 2022 have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The table below summarizes our cash flows for the periods indicated.

	For the period Ended June 30,
U.S. dollars	2022	2021
Net cash used in operating activities	$(2,949,778)	$(757,716)
Net cash used in investing activities	(11,086,918)	(13,374)
Net cash provided by financing activities	14,368,024	867,712
Net increase in cash and cash equivalents	$331,328	$96,622

Operating Activities

Net cash used in operating activities was $2,949,778 during the period ended June 30, 2022, compared to net cash used in operating activities of $757,716 for the period ended June 30, 2021. The increase in net cash used in operating activities was primarily attributable to net loss for the period ended June 30, 2022, of $2,273,700, an increase of $576,823 in other receivables due to revenue recognition upon non-recurring engineering orders from customers and payment in advance for directors and officers insurance, an increase of $141,701 in inventory due to fulfillment of outstanding orders during the year, and increase in financial income attributed to exchange rate differences and deposits interest.

Investing Activities

Net cash used by investing activities was $11,086,918 for the period ended June 30, 2022, as compared to net cash used in investing activities of $13,374 for the period ended June 30, 2021. The increase is mainly attributable to investment in short term bank deposits and purchase of property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $14,368,024 for the period ended June 30, 2022, as compared to net cash provided by financing activities of $867,712 for the period ended June 30, 2021. The increase is mainly attributable to the closing of the IPO and receiving gross proceeds of $17.8 million before issuance costs ($15.1 million net of issuance costs which include $1.35 million to the underwriter and an additional $1.35 million of other issuance costs).partially offset by repayment of long-term bank loans in the amount of $744,769 and repayment of loan from related party in the amount of $200,000.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of Ordinary Shares, preferred shares, warrants and long-term loans from banks and shareholders. We have incurred losses and generated negative cash flows from operations since our inception.

As of June 30, 2022, our cash and cash equivalents and short-term deposits were $11,387,228. We expect that our existing cash and cash equivalents as of June 30, 2022, together with the short-term deposits will be sufficient to fund our current operations for the next twelve months.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2022. There have been no material changes to our critical accounting policies since we filed our Annual Report other than as described in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2022.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.